UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

SEQUENTIAL BRANDS GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81734P107

(CUSIP Number)

Matthew D. Eby

TCP WR Acquisition, LLC

c/o Tengram Capital Associates, LLC

15 Riverside Avenue

Westport, CT 06880

Tel: (203) 454-6999

With copies to:

Nazim Zilkha, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Tel: (212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81734P107
1.	Name of Reporting Person: TCP WR ACQUISITION, LLC I.R.S. Identification Nos. of above persons (entities only): 45-4197618

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 6,628,572
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 6,628,572
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,628,572(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Tengram Capital Associates, LLC (“TCA”) is the general partner of Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”) and the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC. Messrs. Matthew Eby and William Sweedler, as the managing members of TCA and controlling partners of Tengram, may be deemed to have the voting and dispositive power of the above shares. Each of Mr. Eby, Mr. Sweedler, TCA and Tengram disclaims the beneficial ownership of the above shares except to the extent of his or its respective pecuniary interest therein.

(2) All share percentage calculations in this Schedule 13D are based on 60,454,373 shares of common stock, par value $0.01 per share (“New Sequential Common Stock”), of Sequential Brands Group, Inc. (f/k/a Singer Madeline Holdings, Inc.) (the “Issuer”) outstanding as of December 4, 2015, which number was indicated to the Reporting Persons by the Issuer and consists of (a) 40,436,798 shares of New Sequential Common Stock which were converted from the same number of shares of common stock of SQBG, Inc. (f/k/a Sequential Brands Group, Inc.) (“Old Sequential” and the predecessor issuer to the Issuer) in connection with the consummation of the transactions pursuant to (i) the Agreement and Plan of Merger, by and among Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc., the Issuer, Singer Merger Sub, Inc. and Old Sequential, as filed by the Issuer with the Securities and Exchange Commission (the “SEC”) as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4/A on October 22, 2015 (the “Plan of Merger”), and (ii) the Letter Agreement, dated as of October 22, 2015, by and among the Issuer, Old Sequential, Martha Stewart Living Omnimedia, Inc., Singer Merger Sub, Inc. and Madeline Merger Sub, Inc., as filed by the Issuer with the SEC as Exhibit 2.2 to the Issuer’s Registration Statement on Form S-4/A on October 22, 2015 (the “Letter Agreement”, and collectively with the Plan of Merger, the “Merger Agreement”), plus (b) 20,017,575 shares of New Sequential Common Stock issued in connection with the consummation of the transactions pursuant to the Merger Agreement (the “Transactions”) to stockholders which held Martha Stewart Living Omnimedia, Inc. common stock immediately prior to the Transactions.

CUSIP No. 81734P107
1.	Name of Reporting Person: TCP SQBG ACQUISITION, LLC I.R.S. Identification Nos. of above persons (entities only): 46-1615411

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 733,333
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 733,333
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 733,333(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) OO

(3) Tengram Capital Associates, LLC (“TCA”) is the general partner of Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”) and the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC. Messrs. Matthew Eby and William Sweedler, as the managing members of TCA and controlling partners of Tengram, may be deemed to have the voting and dispositive power of the above shares. Each of Mr. Eby, Mr. Sweedler, TCA and Tengram disclaims the beneficial ownership of the above shares, except to the extent of his or its respective pecuniary interest therein.

CUSIP No. 81734P107
1.	Name of Reporting Person: TCP SQBG II, LLC I.R.S. Identification Nos. of above persons (entities only): 46-3255081

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 257,273
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 257,273
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 257,273(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

(4) Tengram Capital Associates, LLC (“TCA”) is the general partner of Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”) and the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC. Messrs. Matthew Eby and William Sweedler, as the managing members of TCA and controlling partners of Tengram, may be deemed to have the voting and dispositive power of the above shares. Each of Mr. Eby, Mr. Sweedler, TCA and Tengram disclaims the beneficial ownership of the above shares, except to the extent of his or its respective pecuniary interest therein.

CUSIP No. 81734P107
1.	Name of Reporting Person: TENGRAM CAPITAL ASSOCIATES, LLC I.R.S. Identification Nos. of above persons (entities only): 90-0659866

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,619,178
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,619,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,619,178(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person (See Instructions) HC

(5) Tengram Capital Associates, LLC (“TCA”) is the general partner of Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”) and the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC. Messrs. Matthew Eby and William Sweedler, as the managing members of TCA and controlling partners of Tengram, may be deemed to have the voting and dispositive power of the above shares. Each of Mr. Eby, Mr. Sweedler, TCA and Tengram disclaims the beneficial ownership of the above shares, except to the extent of his or its respective pecuniary interest therein.

CUSIP No. 81734P107
1.	Name of Reporting Person: TENGRAM CAPITAL PARTNERS GEN2 FUND, L.P. I.R.S. Identification Nos. of above persons (entities only): 00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,619,178
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,619,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,619,178(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person (See Instructions) HC; PN

(6) Tengram Capital Associates, LLC (“TCA”) is the general partner of Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”) and the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC. Messrs. Matthew Eby and William Sweedler, as the managing members of TCA and controlling partners of Tengram, may be deemed to have the voting and dispositive power of the above shares. Each of Mr. Eby, Mr. Sweedler, TCA and Tengram disclaims the beneficial ownership of the above shares, except to the extent of his or its respective pecuniary interest therein.

CUSIP No. 81734P107
1.	Name of Reporting Person: Matthew Eby I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,738
	8.	Shared Voting Power 7,619,178
	9.	Sole Dispositive Power 4,738
	10.	Shared Dispositive Power 7,619,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,623,916(7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person (See Instructions) HC; IN

(7) Mr. Matthew Eby, together with Mr. William Sweedler, is a controlling partner of Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”) and a managing member of Tengram Capital Associates, LLC (“TCA”), the general partner of the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC, and, therefore may be deemed to have the voting and dispositive power of the above shares. Mr. Eby disclaims the beneficial ownership of the above shares, except to the extent of his pecuniary interest therein. Mr. Eby is also the beneficial owner of 4,738 shares which he holds directly.

CUSIP No. 81734P107
1.	Name of Reporting Person: William Sweedler I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 492,184
	8.	Shared Voting Power 7,619,178
	9.	Sole Dispositive Power 492,184
	10.	Shared Dispositive Power 7,619,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,111,362(8)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.4%
14.	Type of Reporting Person (See Instructions) HC; IN

(8) Mr. William Sweedler, together with Mr. Matthew Eby, is a controlling partner of Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”) and a managing member of Tengram Capital Associates, LLC (“TCA”), the general partner of the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC, and, therefore may be deemed to have the voting and dispositive power of the above shares. Mr. Sweedler disclaims the beneficial ownership of the above shares, except to the extent of his pecuniary interest therein. This amount also includes (i) 393,019 shares which Mr. Sweedler holds directly, (ii) 59,165 shares held by Madcat II, LLC (“Madcat”), of which Mr. Sweedler is the managing member, and (iii) 40,000 shares stock held by the Amber & William Sweedler Family Foundation Inc. (the “Foundation”), a 501(c)(3) foundation over which Mr. Sweedler has investment power. Mr. Sweedler disclaims beneficial ownership of the shares held by Madcat, except to the extent of his pecuniary interest therein. Mr. Sweedler has investment discretion over the shares held by the Foundation and disclaims beneficial ownership over such shares for all other purposes.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.01 per share (the “New Sequential Common Stock”), of Sequential Brands Group, Inc. (f/k/a Singer Madeline Holdings, Inc.), a Delaware corporation (the “Issuer”). The Issuer is the successor issuer by merger to SQBG, Inc. (f/k/a Sequential Brands Group, Inc.), a Delaware corporation (“Old Sequential”), as a result of the business combination described in Item 3 below. The principal executive offices of the Issuer are located at 5 Bryant Park, 30th Floor, New York, NY 10018.

ITEM 2. IDENTITY AND BACKGROUND

TCP WR Acquisition, LLC (“TCP WR”) is a Delaware limited liability company and its principal business is investments. TCP SQBG Acquisition, LLC (“TCP SQBG”) is a Delaware limited liability company and its principal business is investments. TCP SQBG II, LLC (“SQBG II”) is a Delaware limited liability company and its principal business is investments. Tengram Capital Associates, LLC (“TCA”) is a Delaware limited liability company and its principal business is investments. TCA is the general partner of Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”), which is a Delaware limited partnership, the principal business of which is investments. Mr. William Sweedler and Mr. Matthew Eby are United States citizens and the controlling partners of Tengram and managing members of TCA, which is the managing member and which has the sole voting control of each of (i) TCP WR, (ii) TCP SQBG and (iii) SQBG II. Tengram, TCP WR, TCP SQBG, SQBG II, TCA, Mr. Sweedler and Mr. Eby are collectively the “Reporting Persons”. The address of the principal business and principal office of the Reporting Persons is 15 Riverside Avenue, Westport, CT 06880.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 22, 2015, the Issuer, Old Sequential, Madeline Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Madeline Merger Sub”), Singer Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Singer Merger Sub”), and Martha Stewart Living Omnimedia, Inc., a Delaware corporation (“MSLO”), entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”). On December 4, 2015 (the “Effective Time”), subject to the terms and conditions of the Merger Agreement, Singer Merger Sub was merged with and into Old Sequential, with Old Sequential surviving the merger as a wholly owned subsidiary of the Issuer (the “Sequential Merger”), and Madeline Merger Sub was merged with and into MSLO, with MSLO surviving the merger as a wholly owned subsidiary of the Issuer (the “MSLO Merger”, and collectively with the Sequential Merger, the “Mergers”). As a result of the Mergers, the Issuer became the ultimate parent of Old Sequential, MSLO and their respective subsidiaries. Additionally, MSLO and Old Sequential ceased to be publicly traded companies, and Old Sequential changed its name from “Sequential Brands Group, Inc.” to “SQBG, Inc.” The Issuer continued as a publicly traded company as the successor issuer to Old Sequential pursuant to Rule 12g-3 of the Securities Exchange Act of 1934, as amended, with its shares of New Sequential Common Stock traded on the Nasdaq Stock Market under the symbol “SQBG”. The Issuer also changed its name from “Singer Madeline Holdings, Inc.” to “Sequential Brands Group, Inc.”

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of common stock, par value $0.001, of Old Sequential (the “Old Sequential Common Stock”) outstanding immediately prior to the Effective Time was converted into one share of New Sequential Common Stock, such that each Old Sequential stockholder received, for each share of Old Sequential Common Stock owned, one share of New Sequential Common Stock. Derivative securities relating to Old Sequential Common Stock were converted into derivative securities relating to an equal number of shares of New Sequential Common Stock, subject to rounding, with substantially the same terms and conditions (including vesting schedule and exercise price, as applicable). Moreover, all existing MSLO stockholders received, at their election and subject to proration, $6.15 in shares of New Sequential Common Stock or cash, or some combination thereof based upon their election and subject to proration, for each share of MSLO common stock they owned immediately prior to the Effective Time in accordance with the terms of the Merger Agreement.

Accordingly, at the Effective Time and pursuant to the Mergers, (a) the 6,628,572 shares of Old Sequential Common Stock held by TCP WR immediately prior to the Effective Time were converted to 6,628,572 shares of New Sequential Common Stock, (b) the 733,333 shares of Old Sequential Common Stock held by TCP SQBG immediately prior to the Effective Time were converted to 733,333 shares of New Sequential Common Stock and (c) the 257,273 shares of Old Sequential Common Stock held by SQBG II immediately prior to the Effective Time were converted to 257,273 shares of New Sequential Common Stock. Immediately prior to the Effective Time, the Reporting Persons did not hold any options to acquire Old Sequential Common Stock, unvested awards of restricted Old Sequential Common Stock or awards of restricted stock units corresponding to shares of Old Sequential Common Stock.

The foregoing summary of the Mergers and the Merger Agreement is qualified in its entirety by reference to the Agreement and Plan of Merger filed as Exhibit 7.1 herewith and the Letter Agreement filed as Exhibit 7.2 herewith, both of which are incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

The information contained in Item 3 above is hereby incorporated by reference.

In connection with the Mergers, Mr. Sweedler became chairman of the Issuer’s board of directors (the “Board”). Mr. Sweedler will serve as director until his term expires at the annual meeting of stockholders held in 2018 and as chairman at the pleasure of the Board, and, in both cases, until his respective successor has been duly elected and qualified or until Mr. Sweedler’s earlier death, resignation, incapacity or removal. The Issuer’s Board is classified, divided into three classes with each director holding office for three years.

Unrelated to the Merger Agreement, Mr. Sweedler directly beneficially owns 393,019 shares of New Sequential Common Stock. Additionally, Mr. Sweedler may be deemed to indirectly beneficially own 59,165 shares of New Sequential Common Stock held by Madcat II, LLC (“Madcat”), of which Mr. Sweedler is the managing member. Mr. Sweedler disclaims beneficial ownership of the shares of New Sequential Common Stock held by Madcat, except to the extent of his pecuniary interest therein. Lastly, Mr. Sweedler may be deemed to indirectly beneficially own 40,000 shares of New Sequential Common Stock held by the Amber & William Sweedler Family Foundation Inc. (the “Foundation”). Mr. Sweedler has investment discretion over the shares of New Sequential Common Stock held by the Foundation and disclaims beneficial ownership for all other purposes. As the Foundation is an entity exempt from taxes under section 501(c)(3) of the Internal Revenue Code, none of the Foundation’s board members has a pecuniary interest in the shares of New Sequential Common Stock held by the Foundation.

Unrelated to the Merger Agreement, Mr. Eby directly beneficially owns 4,738 shares of New Sequential Common Stock.

Except as otherwise stated herein, the Reporting Persons do not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) TCP WR is the beneficial owner of 6,628,572 shares of New Sequential Common Stock, or 11.0% of the issued and outstanding New Sequential Common Stock.

TCP SQBG is the beneficial owner of 733,333 shares of New Sequential Common Stock, or 1.2% of the issued and outstanding New Sequential Common Stock.

SQBG II is the beneficial owner of 257,273 shares of New Sequential Common Stock, or 0.4% of the issued and outstanding New Sequential Common Stock.

Tengram and TCA, as the general partner of Tengram and the managing member of each of (i) TCP WR, (ii) TCP SQBG and (iii) SQBG II, and Messrs. Eby and Sweedler, as managing members of TCA, may be deemed the beneficial owners of 7,619,178 shares of the New Sequential Common Stock, or 12.6% of the issued and outstanding New Sequential Common Stock, consisting of the following:

(i)	733,333 shares of New Sequential Common Stock directly owned by TCP SQBG;

(ii)	6,628,572 shares of New Sequential Common Stock directly owned by TCP WR; and

(iii)	257,273 shares of New Sequential Common Stock directly owned by SQBG II.

Mr. Sweedler may be deemed to beneficially own 492,184 shares of New Sequential Common Stock, or 0.8% of the issued and outstanding New Sequential Common Stock.

Mr. Eby is the beneficial owner of 4,738 shares of New Sequential Common Stock, or less than one tenth of 1.0% of the issued and outstanding New Sequential Common Stock.

(b) The aggregate number and percentage of the shares of New Sequential Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in New Sequential Common Stock during the past 60 days.

(d) Messrs. Eby and Sweedler have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the New Sequential Common Stock owned by TCA, Tengram, TCP WR, TCP SQBG and SQBG II.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 4 above is hereby incorporated by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 7.1	Agreement and Plan of Merger, by and among Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc., Sequential Brands Group, Inc., Singer Merger Sub., Inc. and Singer Madeline Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4/A filed on October 22, 2015).

Exhibit 7.2	Letter Agreement, dated as of October 22, 2015, by and among Singer Madeline Holdings, Inc., Sequential Brands Group, Inc., Martha Stewart Living Omnimedia, Inc., Singer Merger Sub, Inc. and Madeline Merger Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-4/A filed on October 22, 2015).

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2015

TCP WR ACQUISITION, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Managing Member

TCP SQBG ACQUISITION, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Managing Member

TCP SQBG II, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Managing Member

TENGRAM CAPITAL ASSOCIATES, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Managing Member

TENGRAM CAPITAL PARTNERS GEN2 FUND, L.P.

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Managing Member

/s/ Matthew Eby
Matthew Eby

/s/ William Sweedler
William Sweedler

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